www.linkedin.com/in/ronangalvin
(LinkedIn)

Top Skills

Social Media
Management
Marketing

Ronan Galvin

Sunday Golf
San Diego, California, United States

Summary

Sourcing/Manufacturing, Software, E-Commerce.

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Experience

Sunday Golf
Co-Founder
August 2020 - Present (2 years 10 months)

Galvin and Mathews Trade
Co-Founder
October 2012 - Present (10 years 8 months)
San Diego, California, United States

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Education

Gonzaga University - School of Business Administration
Bachelors of Arts, Business Administration, International Business and
Marketing